Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 8 DATED APRIL 29, 2016
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated October 19, 2015. This Supplement No. 8 supersedes and replaces all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	an update on recent real property investments and debt;
(3)	selected financial data as of December 31, 2015 and December 31, 2014;
(4)	an update to our historical net asset value (“NAV”) per share information;
(5)
an update to the compensation, fees and reimbursements paid or payable to our advisor and its affiliates as of and for the year ended December 31, 2015, including a cap on general and administrative expenses;

(6)	an update to our distributions disclosure as of December 31, 2015;
(7)	an update to our share redemptions as of December 31, 2015;
(8)	an update to information incorporated by reference;
(9)	an update to the Prior Performance Summary; and
(10)	an update to the Prior Performance Tables.
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of April 11, 2016, we had accepted investors’ subscriptions for, and issued, approximately 13.6 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $236.3 million, which includes selling commissions of approximately $1.3 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Recent Real Property Investments and Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus.
Description of Real Estate Investments
As of April 11, 2016, we, through separate wholly-owned limited liability companies and limited partnerships, owned 83 properties, acquired for an aggregate purchase price of approximately $291.8 million, located in 30 states, consisting of eight multi-tenant and 75 single tenant properties, comprising approximately 2.1 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. As of April 11, 2016, these properties were 99.2% leased and had a weighted average lease term remaining of 10.7 years. We acquired ten properties between October 10, 2015 and April 11, 2016. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Property Description	Type	Number of Tenants	Tenant (1)	Rentable Square Feet (2)	Purchase Price
FleetPride — Mobile, AL	Automotive	1	FleetPride	29,250	$3,553,974
Title Resource Group — Mount Laurel, NJ	Real Estate	1	Title Resource Group	81,059	15,400,000
Chili’s & PetSmart Center — Panama City, FL	Various	5	Various	29,612	6,025,000
Home Depot Center — Orland Park, IL	Various	6	Various	149,526	20,500,000
Walgreens Distribution Facility — Findlay Township, PA	Industrial	1	Walgreens	85,646	14,223,858
Shopko — Nephi, UT	Retail Store	1	Shopko	25,869	3,459,118
Mattress Firm & Panera Bread — Elyria, OH	Various	2	Various	8,800	4,308,148
Dollar General — Pine River, MN	Discount Store	1	Dollar General	9,002	1,198,058
Dollar General — Ada, MN	Discount Store	1	Dollar General	9,002	1,101,293
Dollar General — Winthrop, MN	Discount Store	1	Dollar General	9,026	1,095,207
				436,792	$70,864,656
________________

(1)	The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name that is party to the lease agreement.

(2)	Includes square feet of buildings that are on land subject to ground leases.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned
“Investment Objectives, Strategy and Policies — Real Property Investments” beginning on page 87 of the prospectus.
Real Property Investments
As of April 11, 2016, we, through separate wholly-owned limited liability companies and limited partnerships, owned 83 properties, acquired for an aggregate purchase price of approximately $291.8 million, located in 30 states, consisting of eight multi-tenant and 75 single tenant properties, comprising approximately 2.1 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. As of April 11, 2016, these properties were 99.2% leased and had a weighted average lease term remaining of 10.7 years. We acquired ten properties between October 10, 2015 and April 11, 2016. In general, our properties are acquired through the use of proceeds from our initial public offering and debt borrowings.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Initial Yield (2)	Average Yield (3)	Physical Occupancy
FleetPride — Mobile, AL	October 22, 2015	2015	$3,553,974	7.70%	7.90%	100%
Title Resource Group — Mount Laurel, NJ	November 24, 2015	2004	15,400,000	6.84%	7.74%	100%
Chili’s & PetSmart Center — Panama City, FL	December 10, 2015	2005	6,025,000	7.59%	7.30%	100%
Home Depot Center — Orland Park, IL	December 31, 2015	1993	20,500,000	7.55%	7.38%	93%
Walgreens Distribution Facility — Findlay Township, PA	February 29, 2016	2015	14,223,858	6.75%	7.13%	100%
Shopko — Nephi, UT	March 4, 2016	2015	3,459,118	7.95%	8.03%	100%
Mattress Firm & Panera Bread — Elyria, OH	April 7, 2016	2015	4,308,148	6.75%	7.11%	100%
Dollar General — Pine River, MN	April 8, 2016	2016	1,198,058	7.15%	7.15%	100%
Dollar General — Ada, MN	April 8, 2016	2015	1,101,293	7.15%	7.15%	100%
Dollar General — Winthrop, MN	April 8, 2016	2016	1,095,207	7.15%	7.15%	100%
			$70,864,656
________________

(1)	Purchase price does not include acquisition-related expenses.

(2)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the estimated cost of significant capital improvements to be incurred in the first year of ownership, if any, and exclusive of acquisition-related expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease over the non-cancelable lease term at the respective property divided by the property’s purchase price, plus the estimated cost of significant capital improvements to be incurred over the ten-year period subsequent to the acquisition date, if any, exclusive of acquisition related expenses. In general, our properties are subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the major tenants at each of the properties listed above:

Property	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)	Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
FleetPride — Mobile, AL	FleetPride	29,250	100%	2/5 yr.	$273,656	$9.36	10/22/2015	—	8/31/2020
					$287,339	$9.82	9/1/2020	—	8/30/2025
Title Resource Group — Mount Laurel, NJ	Title Resource Group	81,059	100%	—	$ 1,053,797(5)	$13.00	11/24/2015	—	12/31/2026
Chili’s & PetSmart Center — Panama City, FL(6)	PetSmart	20,057	68%	2/5 yr.	$296,844	$14.80	12/10/2015	—	2/29/2016
					$276,787	$13.80	3/1/2016	—	2/28/2021
					$286,815	$14.30	3/1/2021	—	2/28/2026
	Chili’s	(7)	19%(8)	3/5 yr.	$120,000	$21.05(8)	12/10/2015	—	1/31/2016
					$125,000	$21.93(8)	2/1/2016	—	1/31/2021
Home Depot Center — Orland Park, IL(9)	Home Depot	114,932	77%	3/5 yr.	$1,192,889	$10.38	12/31/2015	—	4/30/2016
					$1,092,888	$9.51	5/1/2016	—	4/30/2021
					$1,202,177	$10.46	5/1/2021	—	4/30/2027
Walgreens Distribution Facility — Findlay Township, PA	Walgreens	85,646	100%	3/5 yr.	$ 906,092(10)	$10.58	2/29/2016	—	11/30/2025

Shopko — Nephi, UT	Shopko	25,869	100%	4/5 yr.	$275,000	$10.63	3/4/2016	—	9/30/2025
					$283,250	$10.95	10/1/2025	—	9/30/2030
Mattress Firm & Panera Bread — Elyria, OH	Mattress Firm	4,500	51%	2/5 yr.	$157,500	$35.00	4/7/2016	—	1/31/2021
					$173,250	$38.50	2/1/2021	—	1/31/2026
	Panera Bread	4,300	49%	3/5 yr.	$133,300	$31.00	4/7/2016	—	3/31/2021
					$146,630	$34.10	4/1/2021	—	3/31/2026
Dollar General — Pine River, MN	Dollar General	9,002	100%	5/5 yr.	$85,661	$9.52	4/8/2016	—	2/28/2031
Dollar General — Ada, MN	Dollar General	9,002	100%	5/5 yr.	$78,742	$8.75	4/8/2016	—	9/30/2030
Dollar General — Winthrop, MN	Dollar General	9,026	100%	5/5 yr.	$78,307	$8.68	4/8/2016	—	2/28/2031
________________

(1)
Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property, or those tenants whose annual rental revenue accounts for greater than 10% of the property’s annual rental revenue. The tenant name represents the commonly-used tenant name and does not necessarily represent the legal name of the entity that is party to the lease agreement.

(2)	Represents the number of renewal options and the term of each option.

(3)
Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any. In general, we intend for our properties to be subject to long-term triple- or double-net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.

(5)
At the beginning of the second lease year, the annual base rent under the lease increases annually by approximately 1.8% of the then-current annual base rent and then at the beginning of the ninth lease year the annual base rent under the lease increases annually by approximately 3.2% of the then-current annual base rent.

(6)	This property is 100% leased.

(7)	Subject to a ground lease.

(8)	Percentage of total rentable square feet and effective annual base rent per square foot calculated based on square feet at a building that is on land subject to a ground lease.

(9)	This property is 93% leased.

(10)	The annual base rent under the lease increases annually by 1% of the then-current annual base rent.
The following information supersedes and replaces the section of our prospectus captioned “Investment Objectives and Policies — Tenant Lease Expirations” on page 94 of the prospectus.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of April 11, 2016, for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2016	2	5,900	$50,510	*
2017	11	16,831	284,990	1%
2018	9	18,555	345,171	2%
2019	—	—	—	—
2020	4	22,950	212,148	1%
2021	4	11,500	250,027	1%
2022	2	59,347	773,401	4%
2023	14	207,477	2,250,353	10%
2024	18	254,495	3,199,018	15%
2025	8	176,010	2,371,140	11%
Thereafter	46	1,283,413	12,506,475	55%
	118	2,056,478	$22,243,233	100%
________________
* Represents less than 1% of the total annual base rent.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Depreciable Tax Basis” beginning on page 95 of the prospectus.
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the properties acquired since October 10, 2015 is approximately $56.0 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The depreciable basis in these properties is estimated, as of April 11, 2016, as follows:

Wholly-owned Property	Depreciable Tax Basis
FleetPride — Mobile, AL	$2,857,395
Title Resource Group — Mount Laurel, NJ	12,381,600
Chili’s & PetSmart Center — Panama City, FL	3,911,661	(1)
Home Depot Center — Orland Park, IL	16,482,000
Walgreens Distribution Facility — Findlay Township, PA	11,435,982
Shopko — Nephi, UT	2,781,131
Mattress Firm & Panera Bread — Elyria, OH	3,463,751
Dollar General — Pine River, MN	963,239
Dollar General — Ada, MN	885,440
Dollar General — Winthrop, MN	880,546
	$56,042,745
________________

(1)	Depreciable basis excludes any ground leases.
Debt
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Real Property Investments — Placement of Debt on Certain Real Property Investments — Credit Facility” on page 92 of the prospectus.
Based on our leverage ratio, the Swapped Term Loan bears interest at the Swap Rate of 3.43% as of December 31, 2015. As of December 31, 2015, $10.0 million was outstanding on the Revolving Loans.
The following information supplements and revises all references in the prospectus to the uses of bridge financing from affiliates of our advisor.
From time to time, we may borrow funds from affiliates of our advisor, including our sponsor, as bridge financing to enable us to acquire a property or for the purpose of providing short term financing as necessary to satisfy valid redemption requests under the Company’s share redemption plan, in either case when offering proceeds alone are insufficient to do so and third party financing has not been arranged or is insufficient.
Niagara Loan
On November 24, 2015, we, through one of our wholly-owned subsidiaries, entered into a loan agreement with First Niagara Bank, N.A. (“Niagara”) in the principal amount of approximately $9.2 million (the “Niagara Loan”). The Niagara Loan is collateralized by one single-tenant commercial property, which we purchased for $15.4 million. The Niagara Loan bears interest at a fixed rate of approximately 3.565% per annum, as a result of an interest rate swap that we entered into, with interest payments due monthly, commencing on January 1, 2016. The principal amount will be due December 1, 2020, the maturity date.
We have the right to prepay the Niagara Loan, in whole or in part, prior to maturity, however under the interest rate swap, we would incur a swap breakage fee. The Niagara Loan is non-recourse to us and our subsidiary, but we are each liable for customary non-recourse carve-outs. The Niagara Loan contains customary financial, affirmative and negative covenants. Upon the occurrence of an event of default, interest on the Niagara Loan will accrue at an annual default interest rate of 8.565% and any outstanding principal and interest would be payable on the demand of Niagara.

Selected Financial Data
The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Selected Financial Data” on page 97 of the prospectus.
The following data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Reports on Form 10-K for the fiscal years ended December 31, 2015 and 2014, incorporated by reference into the prospectus.
The selected financial data (in thousands, except share and per share amounts) presented below has been derived from our audited financial statements as of and for the years ended December 31, 2015 and 2014.

	As of and for the Year Ended December 31, 2015	As of and for the Year Ended December 31, 2014
Balance Sheet Data:
Total real estate investments, net	$257,583	$225,505
Cash and cash equivalents	$14,840	$4,489
Total assets	$281,502	$233,162
Credit facility and notes payable, net	$117,730	$119,530
Redeemable common stock	$17,967	$12,545
Total liabilities	$127,329	$125,797
Stockholders’ equity	$136,206	$94,820

Operating Data:
Total revenues	$19,109	$13,305
Total operating expenses	$13,444	$10,503
Operating income	$5,665	$2,802
Net income	$7,327	$251

Cash Flow Data:
Cash flows provided by operating activities	$8,234	$6,574
Cash flows used in investing activities	$(36,102)	$(126,525)
Cash flows provided by financing activities	$38,219	$119,070

Per Common Share Data:
Net income — basic and diluted	$0.93	$0.04
Distributions declared	$0.98	$0.97
Weighted average shares outstanding — basic and diluted	7,912,968	6,019,518

Historical NAV Per Share
The table below provides the components of our NAV, as determined by State Street, our independent fund accountant, and the computation of NAV per share for each share class as of December 31, 2015 and September 30, 2015. Our NAV per share for each share class is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav. Our NAV is not prepared in accordance with GAAP. Investors should refer to our financial statements and accompanying footnotes and disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, incorporated by reference into the prospectus, for our net book value on a per share basis in accordance with GAAP, which is our stockholders’ equity divided by shares outstanding as of the date of measurement. Our NAV is calculated using a detailed set of valuation methodologies, as described under the heading “Valuation Policies” in the prospectus. (1) When the fair value of our assets and liabilities is calculated for the purposes of determining our NAV per share for each share class, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. (2) Our NAV is not audited or reviewed by our independent registered public accounting firm.

	NAV as of December 31, 2015 (unaudited)
	W Shares (3)	A Shares (3)	I Shares (3)	Consolidated
Newly Acquired Real Estate Properties	$41,470,844	$7,244,971	$3,499,003	$52,214,818	(4)
Operating Real Estate Properties	179,937,944	31,435,224	15,181,832	226,555,000	(5)
Total Real Estate Properties	221,408,788	38,680,195	18,680,835	278,769,818	(6)
Real Estate Related Securities and Real Estate Related Assets	—	—	—	—
Acquisition Expenses and Deferred Financing Costs	2,117,617	369,948	178,669	2,666,234
Cash, Marketable Securities and Other Assets	15,475,483	2,703,572	1,305,707	19,484,762
Total Assets	239,001,888	41,753,715	20,165,211	300,920,814
Newly Incurred Debt	33,291,145	5,815,975	2,808,860	41,915,980	(7)
Outstanding Debt	61,486,516	10,741,717	5,187,777	77,416,010	(8)
Accrued Liabilities	1,523,772	266,204	128,565	1,918,541
Total Liabilities	96,301,433	16,823,896	8,125,202	121,250,531
NAV	$142,700,455	$24,929,819	$12,040,009	$179,670,283
Number of Shares of Common Stock Issued and Outstanding	7,825,063	1,371,763	657,624
NAV Per Share (9)	$18.24	$18.17	$18.31

	NAV as of September 30, 2015 (unaudited)
	W Shares (3)	A Shares (3)	I Shares (3)	Consolidated
Newly Acquired Real Estate Properties	$6,234,048	$932,539	$501,257	$7,667,844	(4)
Operating Real Estate Properties	182,321,977	27,273,179	14,659,843	224,254,999	(5)
Total Real Estate Properties	188,556,025	28,205,718	15,161,100	231,922,843	(6)
Real Estate Related Securities and Real Estate Related Assets	—	—	—	—
Acquisition Expenses and Deferred Financing Costs	2,303,476	344,572	185,214	2,833,262
Cash, Marketable Securities and Other Assets	16,795,944	2,512,472	1,350,500	20,658,916
Total Assets	207,655,445	31,062,762	16,696,814	255,415,021
Newly Incurred Debt	18,699,273	2,797,187	1,503,540	23,000,000	(7)
Outstanding Debt	62,808,419	9,395,386	5,050,195	77,254,000	(8)
Accrued Liabilities	2,983,356	446,274	239,881	3,669,511
Total Liabilities	84,491,048	12,638,847	6,793,616	103,923,511
NAV	$123,164,397	$18,423,915	$9,903,198	$151,491,510
Number of Shares of Common Stock Issued and Outstanding	6,781,305	1,016,683	543,296
NAV Per Share (9)	$18.16	$18.12	$18.23
________________

(1)
Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. For NAV purposes, our real estate properties and real estate related liabilities are valued by CBRE, our independent valuation expert, on a rolling quarterly basis once the investment or liability has been held for one full calendar quarter following the quarter of acquisition. CBRE does not prepare and is not responsible for our NAV or our daily NAV per share for each share class. For GAAP purposes, these assets and liabilities are generally recorded at depreciated or amortized cost. Other factors, including straight-lining of rent for GAAP purposes and the treatment of acquisition related expenses and organization and offering costs, will cause our GAAP net book value to be different from our NAV.

(2)
No rule or regulation mandates the manner for calculating NAV. While our NAV calculation methodologies are consistent with standard industry principles, they involve significant professional judgment in the application of both observable and unobservable attributes, and there is no established practice among publicly-offered REITs, listed or unlisted, for calculating NAV. As a result, our methodologies or assumptions may differ from other REITs’ methodologies or assumptions.

(3)
For presentation purposes and to demonstrate the calculation of the NAV per share for each class, the combined amount of each category of our assets and liabilities has been allocated to each share class based on the relative NAV of each class, as determined by State Street on December 31, 2015 and September 30, 2015. Additionally, share class specific assets and liabilities have been allocated in full to their applicable share class.

(4)
The consolidated amount represents the estimated value of our newly acquired real estate properties and capital expenditures, which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, and thereafter are valued by our independent valuation expert.

(5)
The consolidated amount represents the sum of the estimated values of each of our operating real estate properties, excluding newly acquired real estate properties which are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition, contained in the individual property appraisal reports provided by CBRE. After a property valuation is performed by CBRE, it provides its appraisal report to us and to State Street, and State Street adds all the property values from all of the appraisal reports it has received from CBRE to arrive at the total estimated value of our operating real estate properties. CBRE does not prepare, and is not responsible for, our daily NAV per share for any share class or for calculating the total estimated value of our operating real estate properties.

(6)	The aggregate purchase price of total real estate properties was $266.5 million and $231.4 million, as of December 31, 2015 and September 30, 2015, respectively.

(7)
The consolidated amount represents the estimated value of our newly incurred real estate-related liabilities, which are valued at cost until the loan has been outstanding for one full calendar quarter following the quarter we enter into the loan, and thereafter are valued by CBRE.

(8)
The consolidated amount represents the estimated value of our commercial real estate-related liabilities contained in the fair value analysis provided by CBRE. After a loan valuation is performed by CBRE, it provides its fair value analysis to us and State Street, who compiles the estimated value of our real estate-related liabilities. CBRE does not prepare, and is not responsible for, our daily NAV per share for any share class or for calculating the total estimated value of our debt.

(9)
See “Risk Factors” in the prospectus for the limitations and risks associated with our NAV per share for each share class, including the risk that the components of NAV and the methodologies used by us and State Street in the discharge of our or its respective responsibilities may differ from those used by other companies now or in the future.

In the preparation of individual appraisal reports, CBRE primarily applied an income capitalization approach and relied on modeling assumptions to estimate the value of our operating real estate properties. Key assumptions, as of December 31, 2015, which vary from property to property, market to market and period to period, include capitalization rates (ranging from 5.75% to 8.75%), annual market rent growth rates (ranging from 2.00% to 3.00%) and holding periods (ranging from 10.00 to 11.00 years). Changes in these assumptions would impact the calculation of the value of our real estate assets. For example, assuming all other factors remain unchanged, our advisor has calculated that a reduction in the implied capitalization rate of 0.25% would cause the total estimated value of our operating real estate properties to increase by approximately $8.3 million in the aggregate as of December 31, 2015. This is only a mathematical illustration and is not intended to qualify the values reflected above. See “Risk Factors” and “Valuation Policies” in the prospectus for a discussion on the limitations and risks associated with the utilization of judgments and assumptions in valuing our operating real estate properties.

The following table provides our NAV per share on the last business day of each quarter following the commencement of our operations for each of our classes of common stock:

	NAV Per Share
Date	W Shares	A Shares	I Shares
12/31/2011	$14.99	*	*
3/31/2012	$15.00	*	*
6/30/2012	$15.75	*	*
9/30/2012	$15.82	*	*
12/31/2012	$16.11	*	*
3/31/2013	$16.31	*	*
6/30/2013	$16.56	*	*
9/30/2013	$16.71	*	*
12/31/2013	$16.84	$16.83	$16.85
3/31/2014	$16.99	$16.97	$17.01
6/30/2014	$17.07	$17.04	$17.10
9/30/2014	$17.10	$17.05	$17.14
12/31/2014	$17.51	$17.45	$17.55
3/31/2015	$18.08	$18.07	$18.15
6/30/2015	$18.18	$18.16	$18.25
9/30/2015	$18.16	$18.12	$18.23
12/31/2015	$18.24	$18.17	$18.31
________________

*	Not available. A Shares and I Shares were not available prior to August 26, 2013, and we did not issue any A Shares or I Shares as of September 30, 2013.
Compensation, Fees and Reimbursements Paid or Payable to Our Advisor and Its Affiliates as of December 31, 2015
The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Compensation” beginning on page 126 of the prospectus.
The following table summarizes the compensation, fees and reimbursements paid or payable to our advisor and its affiliates related to the organization and offering stage during the period indicated (in thousands):

Year Ended December 31, 2015
Offering:
Selling commissions	$301
Selling commissions reallowed by Cole Capital Corporation (“CCC”)	$301
Distribution fees	$89
Distribution fees reallowed by CCC	$81
Dealer manager fees	$764
Dealer manager fees reallowed by CCC	$96
Organization and offering expense reimbursement	$464
As of December 31, 2015, approximately $478,000 had been incurred, but not yet paid, for services provided by Cole Advisors or its affiliates in connection with the offering stage of the Offering and was a liability of the Company.
All organization and offering expenses associated with the sale of our common stock (excluding selling commissions, the distribution fee and the dealer manager fee) are paid by our advisor or its affiliates and can be reimbursed by us up to 0.75% of the aggregate gross offering proceeds, excluding selling commissions charged on A Shares sold in the primary offering. As of December 31, 2015, our advisor or its affiliates had paid organization and offering costs in excess of the 0.75% limitation in connection with our offering. These excess costs were not included in our financial statements because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from our offering. As we raise additional proceeds from our offering, these excess costs may become payable.

The following table summarizes any compensation, fees and reimbursements paid or payable to our advisor and its affiliates related to the operational stage during the period indicated (in thousands):

Year Ended December 31, 2015
Acquisitions, Operations and Performance:
Acquisition expense reimbursement	$369
Advisory fee	$1,290
Operating expense reimbursement	$—
Performance fee	$1,246
As of December 31, 2015, approximately $1.7 million had been incurred, but not yet paid, for services provided by our advisor or its affiliates in connection with the acquisitions and operations stage and was a liability of the Company.
Cap on General and Administrative Expenses
The following information supplements all references in the prospectus to the general and administrative expense cap.
Our advisor implemented an expense cap for the three months ended December 31, 2013, which continued each quarter through the three months ended December 31, 2015, whereby it funded all of our general and administrative expenses that were in excess of an amount calculated by multiplying our average NAV for the respective three month period by an annualized rate of 1.25%. Beginning January 1, 2016, our advisor will no longer fund the Excess G&A.
Distributions
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Description of Capital Stock — Distributions” beginning on page 162 of the prospectus.
As of December 31, 2015, cumulative since inception, we have declared approximately $16.5 million of distributions and we have paid approximately $15.7 million, of which approximately $9.4 million was paid in cash and $6.3 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net income was approximately $6.5 million as of December 31, 2015, cumulative since inception, and our net income was approximately $7.3 million and $251,000 for the year ended December 31, 2015 and 2014, respectively. The following table presents distributions and the source of distributions for the periods indicated below (dollars in thousands):

	Cumulative Since Inception		Year Ended December 31, 2015
	Amount	Percent	Amount	Percent
Distributions paid in cash	$9,412	60%	$4,208	56%
Distributions reinvested	6,296	40%	3,336	44%
Total distributions	$15,708	100%	$7,544	100%

Source of distributions:
Net cash provided by operating activities	$15,708	100%	$7,544	100%
Net cash provided by operating activities as of December 31, 2015, cumulative since inception, was approximately $17.1 million and reflects a reduction for real estate acquisition-related expenses incurred of approximately $3.6 million, in accordance with GAAP. As of December 31, 2015, cumulative since inception, our distributions were funded by net cash provided by operating activities of approximately $15.7 million. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent investors to experience dilution. This may negatively impact the value of your investment.

Share Redemptions
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Share Purchases and Redemptions — Redemption Plan” beginning on page 205 of the prospectus.
As of December 31, 2015, cumulative since inception, we had received redemption requests for and redeemed approximately 1.7 million W Shares and 68,000 A Shares of common stock for approximately $30.3 million and $1.2 million, respectively. As of December 31, 2015, cumulative since inception, we had not received any redemption requests for I Shares of common stock.
Incorporation by Reference
The following information supersedes and replaces the section of our prospectus captioned “Incorporation of Certain Information by Reference” beginning on page 216 of the prospectus.
We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus. You can access documents that are incorporated by reference into this prospectus at our website at https://www.colecapital.com/sec_filings. There is additional information about us and our advisor and its affiliates on the website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of that site are not incorporated by reference in or otherwise a part of this prospectus.
The following documents filed with the SEC are incorporated by reference in this prospectus (Commission File No. 333-186656), except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the SEC on March 29, 2016; and

•
Definitive Proxy Statement filed with the SEC on April 13, 2016 (solely to the extent specifically incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2015).

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write our dealer manager, Cole Capital Corporation, at:
Cole Capital Corporation
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016
(866) 907-2653
Attn: Investor Services
www.colecapital.com
The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.
Updates to Prior Performance Summary
The following information supersedes and replaces the section of our prospectus captioned “Prior Performance Summary” beginning on Page 146 of the prospectus.
PRIOR PERFORMANCE SUMMARY
Investment Programs
The information presented in this section and in the Prior Performance Tables attached to this prospectus provides relevant summary information on the historical experience of the public real estate programs managed over the last ten years by our sponsor, Cole Capital, including certain officers and directors of our advisor. The performance of the public programs previously sponsored by Cole Capital is not necessarily indicative of the results that we will achieve. Therefore, you should not assume that you will experience returns comparable to those experienced by investors in other public real estate programs sponsored by Cole Capital.

We intend to conduct this offering in conjunction with future offerings by one or more public and private real estate entities sponsored by Cole Capital. To the extent that such entities have the same or similar objectives as ours or involve similar or nearby properties, such entities may be in competition with the properties acquired by us. See the “Conflicts of Interest” section of this prospectus for additional information.
The Prior Performance Tables set forth information as of the dates indicated regarding the programs subject to public reporting requirements, including (1) experience in raising and investing funds (Table I); (2) annual operating results of real estate programs (Table III); (3) results of completed programs (Table IV); and (4) results of sales or disposals of properties (Table V). The purpose of this prior performance information is to enable you to evaluate accurately the experience of our advisor and its affiliates in sponsoring like public programs. The following discussion is intended to summarize briefly the objectives and performance of the public real estate programs and to disclose any material adverse business developments sustained by them. As of December 31, 2015, all of the public real estate programs had investment objectives similar to those of this program.
Summary Information
Cole Capital is currently sponsoring or sponsored eight publicly offered REITs, Cole Credit Property Trust I, Cole Credit Property Trust II, Cole, Cole Corporate Income Trust, Cole Office and Industrial REIT, Cole Income NAV Strategy, Cole Credit Property Trust IV and Cole Credit Property Trust V, during the period from January 1, 2006 to December 31, 2015. As of December 31, 2015, each of the other publicly offered REITs had similar investment objectives to our program. As of December 31, 2015, these programs had raised a total of $13.4 billion from approximately 259,000 investors. For more detailed information about the experience of our sponsor in raising and investing funds and compensation paid to the sponsor of Cole Credit Property Trust II, Cole, Cole Corporate Income Trust and Cole Credit Property Trust IV, see Tables I and IV of the Prior Performance Tables.
During the period from January 1, 2006 to December 31, 2015, the public real estate programs purchased 3,038 properties located in 49 states and the U.S. Virgin Islands for an aggregate purchase price of $20 billion. The table below gives information about these properties by region.

	Properties Purchased
Location	Number	% of Total Purchase Price
South	1,616	46.7%
Midwest	830	22.7%
West	394	19.7%
Northeast	197	10.9%
U.S. Virgin Islands	1	—%
	3,038	100.0%
Based on the aggregate purchase price of the 3,038 properties, approximately 53.2% were single-tenant retail properties, approximately 23.7% were multi-tenant retail properties and approximately 23.1% were office and/or industrial properties.
The following table shows a breakdown of the aggregate amount of the acquisition and development costs of the properties purchased by the public real estate programs sponsored by Cole Capital as of December 31, 2015

Type of Property	New	Used	Construction
Retail/Commercial	16.2%	83.8%	—%
Office/Industrial	27.9%	72.1%	—%
Land	—%	1.8%	98.2%
As of December 31, 2015, four of the public programs had sold 61 properties for net proceeds of $764.2 million, and one of the public programs had sold land parcels of two properties (but retained ownership of the remainder of these properties) as of December 31, 2015 for net proceeds of $2.8 million.

Public Programs
Cole Credit Property Trust, Inc. (Cole Credit Property Trust I)
On April 6, 2004, Cole Credit Property Trust I commenced a private placement of shares of its common stock for $10.00 per share, subject to certain volume and other discounts. Cole Credit Property Trust I completed the private placement on September 16, 2005, after having raised aggregate gross proceeds of approximately $100.3 million. On March 17, 2014, Cole Credit Property Trust I entered into an agreement and plan of merger (the “CCPT Merger Agreement”), among Cole Credit Property Trust I, VEREIT and Desert Acquisition, Inc., a Delaware corporation and direct wholly-owned subsidiary of VEREIT (“Desert Merger Sub”), pursuant to which, among other things, Desert Merger Sub commenced a cash tender offer (the “Offer”) to purchase all of Cole Credit Property Trust I’s outstanding shares of common stock. On May 19, 2014, the merger contemplated by the CCPT Merger Agreement was completed and Cole Credit Property Trust I merged with and into Desert Merger Sub, with Desert Merger Sub surviving as a wholly-owned subsidiary of VEREIT. As of May 18, 2014, the day prior to the merger, Cole Credit Property Trust I had raised approximately $100.3 million from approximately 1,500 investors, and owned 39 single-tenant retail properties located in 19 states for an aggregate acquisition cost of approximately $164.4 million.
Cole Credit Property Trust II, Inc. (Cole Credit Property Trust II)
On June 27, 2005, Cole Credit Property Trust II commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. Cole Credit Property Trust II terminated its initial public offering on May 22, 2007 and commenced a follow-on public offering on May 23, 2007. Pursuant to the follow-on offering, Cole Credit Property Trust II offered and sold shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to its distribution reinvestment plan. Cole Credit Property Trust II terminated its follow-on offering on January 2, 2009, although it continued to offer and sell shares of its common stock to existing Cole Credit Property Trust II stockholders pursuant to its distribution reinvestment plan through December 6, 2012. On January 22, 2013, Cole Credit Property Trust II entered into an agreement and plan of merger with Spirit, a publicly listed REIT. The agreement and plan of merger provided for the merger of Spirit with and into Cole Credit Property Trust II, with Cole Credit Property Trust II continuing as the surviving corporation under the name Spirit Realty Capital, Inc. On July 17, 2013, the merger and the other transactions contemplated by the agreement and plan of merger were completed. As of July 16, 2013, the day prior to the merger, Cole Credit Property Trust II had raised approximately $2.3 billion from approximately 41,000 investors and owned 724 single-tenant retail properties and 23 multi-tenant retail properties in 45 states and the U.S. Virgin Islands, or a total of 747 properties, with an aggregate acquisition cost of approximately $3.3 billion.
Cole Real Estate Investments, Inc. (Cole)
On October 1, 2008, Cole commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. Cole terminated its initial public offering on October 1, 2010 and commenced a follow-on public offering on October 1, 2010. Pursuant to the follow-on offering, Cole sold shares of its common stock for $10.00 per share, subject to certain volume and other discounts, and for $9.50 per share pursuant to its distribution reinvestment plan. Cole ceased issuing shares in its follow-on offering on April 27, 2012, although it continued to offer and sell shares pursuant to its distribution reinvestment plan. On April 5, 2013, Cole completed a transaction whereby Cole Holdings merged with and into CREInvestments, LLC (“CREI”), a wholly-owned subsidiary of Cole (the “Cole Holdings Merger”). Cole changed its name from Cole Credit Property Trust III, Inc. to Cole Real Estate Investments, Inc. and its shares of common stock were listed on the New York Stock Exchange (NYSE) on June 20, 2013. On October 22, 2013, Cole entered into an agreement and plan of merger with VEREIT (the “VEREIT Merger Agreement”). The VEREIT Merger Agreement provided for the merger of Cole with and into Merger Sub, with Merger Sub surviving the VEREIT Merger as a wholly-owned subsidiary of VEREIT. On February 7, 2014, the VEREIT Merger and the other transactions contemplated by the VEREIT Merger Agreement were completed. As of June 19, 2013, the date prior to the listing, Cole had raised approximately $5.0 billion from approximately 101,000 investors and owned 931 single-tenant retail properties, 73 multi-tenant retail properties, nine office and/or industrial properties and one land parcel in 48 states, or a total of 1,014 properties which includes four consolidated joint ventures, with an aggregate acquisition cost of approximately $7.5 billion. In addition, through seven unconsolidated joint venture arrangements as of June 19, 2013, Cole had interests in 12 properties comprising 2.3 million gross rentable square feet of commercial space.

Cole Corporate Income Trust, Inc. (Cole Corporate Income Trust)
On February 10, 2011, Cole Corporate Income Trust commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. Cole Corporate Income Trust ceased issuing shares in its primary offering on November 21, 2013, although it continued to offer and sell shares of its common stock to existing Cole Corporate Income Trust stockholders pursuant to its distribution reinvestment plan through September 30, 2014. On August 30, 2014, Cole Corporate Income Trust entered into the CCIT Merger Agreement with SIR and SIR Merger Sub. The CCIT Merger Agreement provided that, subject to satisfaction or waiver of certain conditions, Cole Corporate Income Trust would be merged with and into SIR Merger Sub, with SIR Merger Sub surviving as a wholly-owned subsidiary of SIR. On January 29, 2015, Cole Corporate Income Trust merged with and into SIR Merger Sub. As of January 28, 2015, the day prior to the merger, Cole Corporate Income Trust had raised approximately $2.0 billion from approximately 38,000 investors and owned 87 office and/or industrial properties in 30 states with an aggregate acquisition cost of approximately $2.7 billion, which included one consolidated joint venture.
Cole Credit Property Trust IV, Inc. (Cole Credit Property Trust IV)
On January 26, 2012, Cole Credit Property Trust IV commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. Cole Credit Property Trust IV ceased issuing shares in its primary offering on April 4, 2014, although it continues to sell shares of its common stock pursuant to its distribution reinvestment plan. As of December 31, 2015, Cole Credit Property Trust IV had raised approximately $3.2 billion from approximately 60,700 investors and owned 768 single-tenant retail properties, 89 multi-tenant retail properties, 14 office and/or industrial properties, or a total of 871 properties, excluding a property owned through an unconsolidated joint venture agreement, in 45 states with an aggregate acquisition cost of approximately $4.6 billion.
Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV Strategy)
On December 6, 2011, Cole Income NAV Strategy commenced an initial public offering of up to $4.0 billion in shares of its common stock at an initial offering price of $15.00 per share. The conditions of the escrow agreement were satisfied on December 7, 2011, and thereafter, the per share purchase price of Cole Income NAV Strategy’s common stock varied from day-to-day and, on any given business day, is equal to its NAV divided by the number of shares of its common stock outstanding as of the end of business on such day. The purchase price for shares under Cole Income NAV Strategy’s distribution reinvestment plan is equal to the NAV per share on the date that the distribution is payable, after giving effect to the distribution. As of December 31, 2015, Cole Income NAV Strategy had raised approximately $199.9 million from approximately 3,100 investors and owned 57 single-tenant retail properties, 13 office and/or industrial properties and seven multi-tenant retail properties, or a total of 77 properties, in 29 states with an aggregate acquisition cost of approximately $266.4 million.
Cole Office & Industrial REIT (CCIT II), Inc. (Cole Office and Industrial REIT)
On September 17, 2013, Cole Office and Industrial REIT commenced an initial public offering of shares of its common stock for $10.00 per share, subject to certain volume and other discounts, in a primary offering, and for $9.50 per share pursuant to a distribution reinvestment plan. On January 13, 2014, the conditions of the escrow agreement were satisfied, and thereafter Cole Office and Industrial REIT commenced principal operations. As of December 31, 2015, Cole Office and Industrial REIT had raised approximately $416.7 million from approximately 8,800 investors and owned 30 office and/or industrial properties in 17 states, with an aggregate acquisition cost of approximately $887.9 million.
Cole Credit Property Trust V, Inc. (Cole Credit Property Trust V)
On March 17, 2014, Cole Credit Property Trust V commenced an initial public offering of shares of its common stock for $25.00 per share, subject to certain volume and other discounts, in a primary offering, and for $23.75 per share pursuant to a distribution reinvestment plan. On March 18, 2014, the conditions of the escrow agreement were satisfied, and thereafter Cole Credit Property Trust V commenced principal operations. As of December 31, 2015, Cole Credit Property Trust V had raised approximately $231.6 million from approximately 4,900 investors and owned 102 single-tenant retail properties, nine multi-tenant retail properties and one office property in 28 states, or a total of 112 properties, with an aggregate acquisition cost of approximately $471.6 million.
Any potential investor may obtain, without charge, the most recent annual report on Form 10-K filed with the SEC by Cole Credit Property Trust I, Cole Credit Property Trust II, Cole, Cole Credit Property Trust IV, Cole Corporate Income Trust, Cole Office and Industrial REIT and Cole Income NAV Strategy at www.colecapital.com or www.sec.gov. For a reasonable fee, we will provide copies of any exhibits to such Form 10-K.

Liquidity Track Record
Prior Public Programs
Of the eight public programs sponsored by Cole Capital discussed above, four programs, Cole Credit Property Trust I, Cole Credit Property Trust II, Cole and Cole Corporate Income Trust have completed liquidity events.
Cole Credit Property Trust, Inc. (Cole Credit Property Trust I)
As noted above, on May 19, 2014, the merger of Cole Credit Property Trust I with VEREIT and Desert Merger Sub was completed. Pursuant to the CCPT Merger Agreement, VEREIT commenced the Offer to purchase all of the outstanding shares of common stock of Cole Credit Property Trust I (other than shares held by VEREIT, any of its subsidiaries or any wholly-owned subsidiaries of Cole Credit Property Trust I) at a price of $7.25 per share (the “Offer Price”). As of the expiration of the Offer, a total of 7,735,069 shares of Cole Credit Property Trust I common stock were validly tendered and not withdrawn, representing approximately 77% of the shares of Cole Credit Property Trust I common stock outstanding. Immediately following the Offer, VEREIT exercised its option (the “Top-Up Option”), granted pursuant to the CCPT Merger Agreement, to purchase, at a price per share equal to the Offer Price, 13,457,874 newly issued shares of Cole Credit Property Trust I common stock (collectively, the “Top-Up Shares”). The Top-Up Shares, taken together with the shares of Cole Credit Property Trust I common stock owned, directly or indirectly, by VEREIT and its subsidiaries immediately following the acceptance for payment and payment for the shares of Cole Credit Property Trust I common stock that were validly tendered in the Offer, constituted one share more than 90% of the outstanding shares of Cole Credit Property Trust I common stock (after giving effect to the issuance of all shares subject to the Top-Up Option), the applicable threshold required to effect a short-form merger under applicable Maryland law without stockholder approval. Following the consummation of the Offer and the exercise of the Top-Up Option, in accordance with the CCPT Merger Agreement, VEREIT completed its acquisition of Cole Credit Property Trust I by effecting a short-form merger under Maryland law, pursuant to which Cole Credit Property Trust I was merged with and into Desert Merger Sub, with Desert Merger Sub surviving as a direct wholly-owned subsidiary of VEREIT.
Cole Credit Property Trust II, Inc. (Cole Credit Property Trust II)
As noted above, on July 17, 2013, the merger of Cole Credit Property Trust II with Spirit was completed. Pursuant to the agreement and plan of merger, each Spirit stockholder received 1.9048 shares of Cole Credit Property Trust II common stock for each share of Spirit common stock held immediately prior to the effective time of the merger (which equated to an inverse exchange ratio of 0.525 shares of Spirit common stock for one share of Cole Credit Property Trust II common stock). The shares of the combined company’s common stock closed trading on July 17, 2013 at $9.27 per share on the NYSE under the symbol “SRC”.
Cole Real Estate Investments, Inc. (Cole)
As noted above, on April 5, 2013, Cole completed a transaction whereby Cole Holdings merged with and into CREI, a wholly-owned subsidiary of Cole. Cole changed its name to Cole Real Estate Investments, Inc. and its shares of common stock were listed on the NYSE on June 20, 2013 at an initial price of $11.50 per share. In connection with the Cole Holdings Merger, the sole stockholder of Cole Holdings and certain of Cole Holdings’ executive officers (collectively, the “Holdings Executives”) received a total of $21.9 million in cash, which included $1.9 million paid related to an excess working capital adjustment, and approximately 10,700,000 newly-issued shares of common stock of Cole, inclusive of approximately 661,000 shares that were withheld to satisfy applicable tax withholdings (jointly, the Upfront Stock Consideration). In addition, as a result of the listing of Cole’s common stock on the NYSE, an aggregate of approximately 2,100,000 newly-issued shares of common stock of Cole, inclusive of approximately 135,000 shares that were withheld to satisfy applicable tax withholdings (jointly, the “Listing Consideration”) were issued to the Holdings Executives. In accordance with the merger agreement and as further discussed below, approximately 4,300,000 shares of the Upfront Stock Consideration and the Listing Consideration were placed into escrow (the “Escrow Shares”) and were scheduled to be released on April 5, 2014, subject to meeting certain requirements. The Upfront Stock Consideration and the Listing Consideration were subject to a three-year lock-up with approximately one-third of the shares released each year following the merger date.
Pursuant to the merger agreement and certain preexisting transaction bonus entitlements, additional shares of Cole’s common stock were potentially payable in 2017 by Cole to the Holdings Executives as an “earn-out” contingent upon the acquired business’ demonstrated financial success during the years ending December 31, 2015 and 2016 (the “Earnout Consideration”). The Earnout Consideration was subject to a lockup until December 31, 2017. Additionally, the Holdings Executives were potentially entitled to additional shares of Cole’s common stock (the “Incentive Consideration”) based on the terms of Cole’s advisory agreement with CCPT III Advisors, which was a wholly-owned subsidiary of Cole Holdings, in effect prior to the Cole Holdings Merger. However, the sole stockholder of Cole Holdings agreed as part of the Cole Holdings Merger to reduce the amount that would have been payable as Incentive Consideration by 25%. The Incentive Consideration was based on 11.25% (reduced from 15% in Cole’s advisory agreement) of the amount by which the market value of Cole’s common stock raised in Cole’s initial offering, follow-on offering and distribution reinvestment plan offering (the “Capital Raised”) plus all distributions paid on such shares through the Incentive Consideration Test Period (as defined below) exceeded the amount of Capital Raised and the amount of distributions necessary to generate an 8% cumulative, non-compounded annual return to investors. The market value of the Capital Raised was based on the average closing price over a period of 30 consecutive trading days (the “Incentive Consideration Test Period”) beginning 180 days after June 20, 2013, the date Cole’s shares of common stock were listed on the NYSE.
On October 22, 2013, Cole entered into the VEREIT Merger Agreement. The VEREIT Merger Agreement provided for the merger of Cole with and into Merger Sub, with Merger Sub surviving the VEREIT Merger as a wholly-owned subsidiary of VEREIT. On February 7, 2014, the VEREIT Merger and the other transactions contemplated by the VEREIT Merger Agreement were completed.
In connection with the execution of the VEREIT Merger Agreement, the Holdings Executives entered into letter agreements with VEREIT (together, the “Letter Agreements”), pursuant to which, among other arrangements, such persons would receive the Incentive Consideration from Cole in the form of shares of Cole common stock in the event the VEREIT Merger was not consummated before the end of the Incentive Consideration Test Period. The Incentive Consideration Test Period ended January 30, 2014 and, in accordance with the terms of the merger agreement for the Cole Holdings Merger and the Letter Agreements, on January 31, 2014 Cole issued a total of 15,744,370 shares of Cole common stock to the Holdings Executives (before applicable tax withholding).
The Letter Agreements also provided that the shares of VEREIT common stock issued to the Holdings Executives in connection with the VEREIT Merger would generally be subject to a three-year lock-up with approximately one-third of the shares released each year following the merger date of the Cole Holdings Merger. The shares of VEREIT common stock issued to the Holdings Executives that were attributable to the Contingent Consideration under the Cole Holdings Merger Agreement are released from their lock-up (which generally prohibits transfer of such shares until December 31, 2017) on a quarterly basis on the last day of each calendar quarter, beginning with the first full calendar quarter following the consummation of the VEREIT Merger through December 31, 2017.
The Letter Agreements also provided for the conversion of the Escrow Shares into shares of VEREIT common stock or cash, depending on the applicable Holdings Executive’s election under the terms of the VEREIT Merger Agreement.
Cole Corporate Income Trust, Inc. (Cole Corporate Income Trust)
As noted above, on January 29, 2015, Cole Corporate Income Trust merged with and into SIR Merger Sub. Pursuant to the CCIT Merger Agreement, each share of Cole Corporate Income Trust common stock (“CCIT Common Stock”) issued and outstanding was converted into the right to receive either (1) $10.50 in cash (the “Cash Consideration”); or (2) 0.360 of a common share of beneficial interest, par value $0.01, of SIR (“SIR Common Shares”) (the “Share Consideration”). The Cash Consideration and the Share Consideration were allocated in accordance with the CCIT Merger Agreement so that the aggregate number of shares of CCIT Common Stock converted into the right to receive the Cash Consideration did not exceed 60% of the shares of CCIT Common Stock issued and outstanding immediately prior to the effective time of the merger. No fractional SIR Common Shares were issued in the merger, and cash was paid in lieu thereof. The shares of the combined company’s common stock closed trading on January 29, 2015 at $25.20 per share on the NYSE under the symbol “SIR”.
Current Public Programs
Cole Credit Property Trust IV, Inc. (Cole Credit Property Trust IV)
Cole Credit Property Trust IV has not established a targeted date or time frame for pursuing a liquidity event, although it has disclosed in its prospectus that it expects to engage in a strategy to provide its investors with liquidity at a time and in a method determined by its independent directors to be in the best interests of its stockholders. Cole Credit Property Trust IV ceased issuing shares in its primary offering on April 4, 2014, although it continues to sell shares of its common stock pursuant to its distribution reinvestment plan. The timing and method of any liquidity event for Cole Credit Property Trust IV was undetermined as of April 11, 2016.
Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV Strategy)
Cole Income NAV Strategy is structured as a perpetual-life, non-exchange traded REIT, which means that, subject to regulatory approval of registrations for additional future offerings, it will be selling shares of its common stock on a continuous basis and for an indefinite period of time.

Cole Office & Industrial REIT (CCIT II), Inc. (Cole Office and Industrial REIT)
Cole Office and Industrial REIT has not established a targeted date or time frame for pursuing a liquidity event, although it has disclosed in its prospectus that it expects to engage in a strategy to provide its investors with liquidity at a time and in a method determined by its independent directors to be in the best interests of its stockholders. The timing and method of any liquidity event for Cole Office and Industrial REIT was undetermined as of April 11, 2016.
Cole Credit Property Trust V, Inc. (Cole Credit Property Trust V)
Cole Credit Property Trust V has not established a targeted date or time frame for pursuing a liquidity event, although it has disclosed in its prospectus that it expects to engage in a strategy to provide its investors with liquidity at a time and in a method determined by its independent directors to be in the best interests of its stockholders. The timing and method of any liquidity event for Cole Credit Property Trust V was undetermined as of April 11, 2016.
Adverse Business and Other Developments
Adverse changes in general economic conditions have occasionally affected the performance of the programs. The following discussion presents a summary of certain business developments or conditions experienced by Cole Capital’s programs over the past ten years that may be material to investors in this offering.
Share Valuation
Cole Credit Property Trust I stated in its private placement memorandum that after two years from the last offering of its shares of common stock, Cole Credit Property Trust I would provide an estimated value per share for the principal purpose of assisting fiduciaries of plans subject to the annual reporting requirements of ERISA, and IRA trustees or custodians, which prepare reports relating to an investment in Cole Credit Property Trust I’s shares of common stock. On January 31, 2014, Cole Credit Property Trust I announced that its board of directors approved an estimated value of Cole Credit Property Trust I’s common stock of $6.55 per share as of December 31, 2013. This was a decrease from the previously reported estimated value of Cole Credit Property Trust I’s common stock of $7.75 per share as of December 31, 2012; $7.95 per share as of December 31, 2011; and $7.65 per share as of December 31, 2010 and 2009, announced January 15, 2013, January 13, 2012, January 13, 2011 and February 1, 2010, respectively. On March 17, 2014, Cole Credit Property Trust I entered into the CCPT Merger Agreement among Cole Credit Property Trust I, VEREIT and Desert Merger Sub pursuant to which, among other things, Desert Merger Sub commenced the Offer to purchase all of the outstanding shares of Cole Credit Property Trust I’s common stock at a price of $7.25 per share in cash. The shares of Cole Credit Property Trust I’s common stock were originally sold at a gross offering price of $10.00 per share. The principal reason for the decrease in share value beginning with the December 31, 2009 valuation was a decline in real estate values, despite Cole Credit Property Trust I’s properties maintaining a 100% occupancy rate. The decline in values resulted from disruptions in the credit markets and general economic conditions. In addition, in determining the estimated value of Cole Credit Property Trust I’s shares of common stock in January 2014, the board of directors of Cole Credit Property Trust I considered the potential impact of transaction costs that may be incurred in liquidating Cole Credit Property Trust I’s portfolio on the net proceeds to be received by Cole Credit Property Trust I stockholders in a liquidity transaction. The board of directors of Cole Credit Property Trust I determined that, although transaction costs were not reflected in its previous determinations of Cole Credit Property Trust I’s estimated share value, it would be appropriate to reflect the potential impact of such costs in the estimated per share value of Cole Credit Property Trust I’s common stock as of December 31, 2013 in light of various factors. From February 2010 through January 2014, the board of directors of Cole Credit Property Trust I relied upon information provided by an independent third-party valuation firm and information provided by CCPT I Advisors in determining an estimated value of Cole Credit Property Trust I’s shares of common stock.
To assist broker-dealers in complying with FINRA requirements, the board of directors of Cole Credit Property Trust II established an estimated value of Cole Credit Property Trust II’s common stock of $9.45 per share as of January 23, 2013. This was an increase from the previously reported estimated share values of $9.35 per share and $8.05 per share announced on July 27, 2011 and June 22, 2010, respectively. The shares of Cole Credit Property Trust II’s common stock were originally sold at a gross offering price of $10.00 per share. The principal reason for the initial decrease in share value was a decline in real estate values resulting from disruptions in the credit markets and general economic conditions, in addition to a decline in Cole Credit Property Trust II’s occupancy rate to 94% as of March 31, 2010. Cole Credit Property Trust II’s occupancy rate increased to 96% as of June 30, 2013. In determining an estimated value of Cole Credit Property Trust II’s shares of common stock in January 2013, the board of directors of Cole Credit Property Trust II primarily considered the exchange ratio agreed to by the parties to the merger with Spirit, described above, as it was the result of arm’s length negotiations that occurred over a period of time leading up to the execution of the agreement and plan of merger between Cole Credit Property Trust II and Spirit. In determining an estimated value of Cole Credit Property Trust II’s shares of common stock in July 2011 and June 2010, the board of directors of Cole Credit Property Trust II relied upon information provided by an independent third-party valuation firm and information provided by Cole Credit Property Trust II Advisors.

The board of directors of Cole Credit Property Trust IV established an estimated value of Cole Credit Property Trust IV’s common stock of $9.70 per share as of August 31, 2015, which represents the most recent estimated share value. The shares of Cole Credit Property Trust IV’s common stock were originally sold at a gross offering price of $10.00 per share. This was the first time that the board of directors of Cole Credit Property Trust IV had determined an estimated value per share of Cole Credit Property Trust IV’s common stock. Going forward, Cole Credit Property Trust IV intends to publish an updated estimated value per share on at least an annual basis. In determining an estimated value of Cole Credit Property Trust IV’s shares of common stock, the board of directors of Cole Credit Property Trust IV relied upon information provided by an independent third-party valuation firm, information provided by Cole Credit Property Trust IV Advisors and an estimated share value recommendation made by Cole Credit Property Trust IV’s audit committee.
On April 8, 2016, each of the boards of directors of Cole Office and Industrial REIT and Cole Credit Property Trust V established an estimated net asset value per share of their company’s common stock as of February 29, 2016. The board of directors of Cole Office and Industrial REIT established an estimated value per share of $10.00 and the board of directors of Cole Credit Property Trust V established an estimated value per share of $24.00. The shares of Cole Office and Industrial REIT’s and Cole Credit Property Trust V’s common stock were originally sold at a gross primary offering price of $10.00 and $25.00 per share, respectively. This was the first time that the board of directors of each of Cole Office and Industrial REIT and Cole Credit Property Trust V had determined an estimated value per share of the company’s common stock, and each company intends to publish an updated estimated value per share on at least an annual basis going forward. In determining an estimated value of their company’s shares of common stock, each board of directors relied upon information provided by an independent third-party valuation firm, information provided by their external advisor and an estimated share value recommendation made by a valuation committee comprised solely of independent directors.
Distributions and Redemptions
Cole Credit Property Trust, Inc. (Cole Credit Property Trust I)
From June 2005 through February 2010, Cole Credit Property Trust I paid a 7% annualized distribution rate based upon a purchase price of $10.00 per share. However, beginning in March 2010, Cole Credit Property Trust I reduced its annualized distribution rate to 5% based on a purchase price of $10.00 per share, or 7.6% based on the most recent estimated value prior to its merger with VEREIT of $6.55 per share. The principal reasons for the lower distribution rate were the approximately $50 million of fixed rate debt that was to mature by year-end 2010 and the then prevailing credit markets, which dictated higher interest rates upon refinancing and amortization provisions, requiring Cole Credit Property Trust I to pay down a portion of the principal on a monthly basis over the life of the loan. As of May 18, 2014, the day prior to the merger with VEREIT, Cole Credit Property Trust I had paid approximately $55.7 million in cumulative distributions since inception. These distributions were fully funded by net cash provided by operating activities.
Pursuant to Cole Credit Property Trust I’s share redemption program, Cole Credit Property Trust I could use up to 1% of its annual cash flow, including operating cash flow not intended for distributions, borrowings or capital transactions such as sales or refinancings, to satisfy redemption requests. Accordingly, Cole Credit Property Trust I’s board of directors determined at the beginning of each fiscal year the maximum amount of shares that Cole Credit Property Trust I could redeem during that year. In each of the years from 2007 until its merger with VEREIT, Cole Credit Property Trust I’s board of directors determined that there was an insufficient amount of cash available for redemption.
Cole Credit Property Trust II, Inc. (Cole Credit Property Trust II)
From October 2005 through February 2006, Cole Credit Property Trust II paid a 6% annualized distribution rate based upon a purchase price of $10.00 per share; from March 2006 through June 2006, Cole Credit Property Trust II paid a 6.25% annualized distribution rate based upon a purchase price of $10.00 per share; from July 2006 through June 2007, Cole Credit Property Trust II paid a 6.50% annualized distribution rate based upon a purchase price of $10.00 per share; from July 2007 through June 2009, Cole Credit Property Trust II paid a 7% annualized distribution rate based upon a purchase price of $10.00 per share; and from July 2009 through June 30, 2013, Cole Credit Property Trust II paid a 6.25% annualized distribution rate based upon a purchase price of $10.00 per share, or a 6.61% annualized distribution rate based on its then most recent estimate of the value of $9.45 per share. The principal reason for the reduction of the distribution rate was the drop in the occupancy rate of the Cole Credit Property Trust II portfolio from 99% on December 31, 2008 to 95% on September 30, 2009, resulting in lower revenue. Cole Credit Property Trust II’s occupancy rate as of June 30, 2013 was 96%.
From inception until June 30, 2013, Cole Credit Property Trust II had paid approximately $732.5 million in cumulative distributions. These distributions were funded by net cash provided by operating activities of approximately $652.2 million (89%), net borrowings of approximately $26.7 million (3.6%), net sale proceeds in excess of Cole Credit Property Trust II’s investment in marketable securities of approximately $21.5 million (2.9%), principal repayments from mortgage notes receivable and real estate under direct financing leases, including excess amounts from prior years of $15.4 million (2.1%), offering proceeds of approximately $9.9 million (1.4%), net sale proceeds and return of capital in excess of Cole Credit Property Trust II’s investment from Cole Credit Property Trust II’s interest in joint ventures of approximately $5.9 million (less than 1%) and proceeds from the sale of real estate and condemnations of $909,000 (less than 1%). From inception until the date of the Spirit Merger, Cole Credit Property Trust II had expensed approximately $9.9 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Credit Property Trust II treated its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses were treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceeded net cash provided by operating activities.
Pursuant to Cole Credit Property Trust II’s share redemption program in effect during 2009, redemptions were limited to 3% of the weighted average number of shares outstanding during the prior calendar year, other than for redemptions requested upon the death of a stockholder. During 2009, Cole Credit Property Trust II funded redemptions up to this limit. On November 10, 2009, Cole Credit Property Trust II’s board of directors voted to temporarily suspend Cole Credit Property Trust II’s share redemption program other than for requests made upon the death of a stockholder. The Cole Credit Property Trust II board of directors considered many factors in making this decision, including the expected announcement of an estimated value of Cole Credit Property Trust II’s common stock in June 2010 and continued uncertainty in the economic environment and credit markets. On June 22, 2010, Cole Credit Property Trust II’s board of directors reinstated the share redemption program, with certain amendments, effective August 1, 2010. Under the terms of the revised share redemption program, during any calendar year, Cole Credit Property Trust II would redeem shares on a quarterly basis, up to one-fourth of 3% of the weighted average number of shares outstanding during the prior calendar year (including shares requested for redemption upon the death of a stockholder). In addition, funding for redemptions for each quarter would be limited to the net proceeds received from the sale of shares in the respective quarter under Cole Credit Property Trust II’s distribution reinvestment plan. On December 6, 2012, Cole Credit Property Trust II suspended its share redemption program in anticipation of a potential liquidity event. As a result of the suspension of the share redemption program, only those redemption requests received from stockholders during the fourth quarter of 2012 on or before December 6, 2012 and that were determined to be in good order on or before December 12, 2012 were honored in accordance with the terms, conditions and limitations of the share redemption program. Cole Credit Property Trust II did not process or accept any requests for redemption received after December 6, 2012. As of June 30, 2013, Cole Credit Property Trust II had redeemed approximately 13,000 shares for $121,000 pursuant to redemption requests received on or before December 6, 2012.
Cole Real Estate Investments, Inc. (Cole)
Cole’s board of directors began authorizing distributions in January 2009, after Cole commenced business operations. Cole paid a 6.50% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing on January 6, 2009 through March 31, 2009. During the period commencing on April 1, 2009 and ending on March 31, 2010, Cole paid a 6.75% annualized distribution rate based upon a $10.00 per share purchase price. Cole paid a 7.0% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing on April 1, 2010 and ending on December 31, 2010. Cole paid a 6.50% annualized distribution rate based upon a $10.00 per share purchase price for the period commencing January 1, 2011 through April 4, 2013. The principal reason for the reduction of the distribution rate was to align more closely the distribution rate with Cole’s then-current operating income. On April 5, 2013, Cole’s annualized distribution rate was increased to 7.0% based upon an assumed $10.00 per share purchase price.
From its inception through the date of the listing of its shares on the NYSE, Cole had paid approximately $785.6 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $570.8 million (72.6%), offering proceeds of approximately $173.3 million (22.1%), net borrowings of $32.8 million (4.2%) and distributions received in excess of income from unconsolidated joint ventures of approximately $8.7 million (1.1%). As of June 30, 2013, Cole had expensed approximately $230.3 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole treated its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses were treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceeded net cash provided by operating activities.
Cole’s share redemption program provided, in general, that the number of shares Cole may redeem was limited to 5% of the weighted average number of shares outstanding during the trailing 12-month period prior to the end of the fiscal quarter for which redemptions are paid. In addition, the cash available for redemption was limited to the proceeds from the sale of shares pursuant to Cole’s distribution reinvestment plan. On April 12, 2013, Cole announced that its board of directors had voted to suspend Cole’s share redemption program in anticipation of the listing of its shares on the NYSE. As a result of the suspension of the share redemption program, all redemption requests received from stockholders during the second quarter of 2013 and determined by Cole to be in good order on or before April 22, 2013 were honored in accordance with the terms, conditions and limitations of the share redemption program. Prior to April 22, 2013, Cole had redeemed in full all valid redemption requests received in good order. A valid redemption request was one that complied with the applicable requirements and guidelines of

Cole’s share redemption program. Thereafter, the share redemption program was terminated effective June 20, 2013, the date on which its common stock was listed on the NYSE.
Cole Corporate Income Trust, Inc. (Cole Corporate Income Trust)
Cole Corporate Income Trust’s board of directors began authorizing distributions in June 2011, after the company commenced business operations. Cole Corporate Income Trust paid a 6.50% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on June 29, 2011 through January 28, 2015. From inception until December 31, 2014, Cole Corporate Income Trust had paid approximately $181.4 million in cumulative distributions since inception. The distributions were funded by operating activities of approximately $106.7 million (58.8%), offering proceeds of approximately $68.6 million (37.8%) and proceeds from the issuance of debt of approximately $6.1 million (3.4%). From inception until December 31, 2014, Cole Corporate Income Trust had expensed approximately $68.6 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Corporate Income Trust treated its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses were treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceeded net cash provided by operating activities.
Pursuant to Cole Corporate Income Trust’s share redemption program, Cole Corporate Income Trust could redeem up to 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemption was being paid. Additionally, funding for the redemption of shares was limited to the net proceeds received from the sale of shares under the distribution reinvestment plan. On August 20, 2014, Cole Corporate Income Trust suspended its share redemption program in anticipation of a potential liquidity event. As a result of the suspension of the share redemption program, all redemption requests received from stockholders during the third quarter of 2014 and that were determined to be in good order on or before September 30, 2014 were honored in accordance with the terms, conditions and limitations of the share redemption program. Cole Corporate Income Trust did not process or accept any requests for redemption received after the third quarter of 2014. As of December 31, 2014, Cole Corporate Income Trust had redeemed approximately 806,000 shares for $7.9 million pursuant to redemption requests received on or before the suspension of the share redemption program.
Cole Credit Property Trust IV, Inc. (Cole Credit Property Trust IV)
Cole Credit Property Trust IV’s board of directors began authorizing distributions in April 2012, after Cole Credit Property Trust IV commenced business operations. Cole Credit Property Trust IV has paid and will pay, for the period commencing April 14, 2012 through June 30, 2016, a 6.25% annualized distribution rate based upon an original offering price of $10.00 per share, and an annualized distribution rate of 6.44% based on the Cole Credit Property Trust IV board of directors’ September 27, 2015 estimate of the value of its shares of $9.70 per share as of August 31, 2015, which represents the most recent estimated share value. As of December 31, 2015, Cole Credit Property Trust IV had paid approximately $421.3 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $270.8 million (64.3%), offering proceeds of approximately $129.9 million (30.8%) and proceeds from the issuance of notes payable of $20.6 million (4.9%). As of December 31, 2015, Cole Credit Property Trust IV had expensed approximately $129.9 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Credit Property Trust IV treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions includes the amount by which real estate acquisition-related expenses reduced net cash provided by operating activities.
Pursuant to Cole Credit Property Trust IV’s share redemption program, Cole Credit Property Trust IV may redeem up to 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemption is being paid. Additionally, funding for the redemption of shares is limited to the net proceeds received from the sale of shares under the distribution reinvestment plan. As of December 31, 2015, Cole Credit Property Trust IV had redeemed approximately 5,800,000 shares for $55.9 million pursuant to redemption requests received on or before December 31, 2015.

Cole Real Estate Income Strategy (Daily NAV), Inc. (Cole Income NAV Strategy)
Cole Income NAV Strategy’s board of directors began authorizing distributions in December 2011, after Cole Income NAV Strategy commenced business operations. The Cole Income NAV Strategy board of directors authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount
December 8, 2011	December 31, 2011	$0.002260274
January 1, 2012	September 30, 2012	$0.002254099
October 1, 2012	December 31, 2012	$0.002383836
January 1, 2013	September 30, 2013	$0.002429042
October 1, 2013	March 31, 2014	$0.002563727
April 1, 2014	June 30, 2016	$0.002678083
As of December 31, 2015, Cole Income NAV Strategy had paid approximately $15.7 million in cumulative distributions since inception. These distributions were fully funded by net cash provided by operating activities of approximately $15.7 million.
Cole Income NAV Strategy’s share redemption plan provides that, on each business day, stockholders may request that Cole Income NAV Strategy redeem all or any portion of their shares, subject to a minimum redemption amount and certain short-term trading fees. The redemption price per share for each class on any business day will be Cole Income NAV Strategy’s NAV per share for such class for that day, calculated by the independent fund accountant in accordance with Cole Income NAV Strategy’s valuation policies. The share redemption plan includes certain redemption limits, including a quarterly limit and, in some cases, a stockholder-by-stockholder limit. As of December 31, 2015, Cole Income NAV Strategy had redeemed approximately 1,700,000 W shares and 68,000 A shares under the share redemption plan for $30.3 million and $1.2 million, respectively, pursuant to redemption requests received on or before December 31, 2015.
Cole Office & Industrial REIT (CCIT II), Inc. (Cole Office and Industrial REIT)
Cole Office and Industrial REIT’s board of directors began authorizing distributions in January 2014, after the company commenced business operations. Cole Office and Industrial REIT paid a 6.00% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on January 14, 2014 through March 31, 2014 and has paid and will pay a 6.30% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on April 1, 2014 through June 30, 2016, or an annualized distribution rate of 6.30% based on the Cole Office and Industrial REIT board of directors’ April 8, 2016 estimate of the value of its shares of $10.00 per share as of February 29, 2016. As of December 31, 2015, Cole Office and Industrial REIT had paid approximately $23.9 million in cumulative distributions since inception. The distributions were funded by net cash provided by operating activities of approximately $22.8 million (95.4%), with additional funding of $1.1 million (4.6%) from offering proceeds. As of December 31, 2015, Cole Office and Industrial REIT had expensed approximately $22.3 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Office and Industrial REIT treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions includes the amount by which real estate acquisition-related expenses reduced net cash provided by operating activities.
Pursuant to Cole Office and Industrial REIT’s share redemption program, Cole Office and Industrial REIT may redeem up to 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemption is being paid. Additionally, funding for the redemption of shares is limited to the net proceeds received from the sale of shares under the distribution reinvestment plan. As of December 31, 2015, Cole Office and Industrial REIT had redeemed approximately 195,000 shares for $1.9 million pursuant to redemption requests received on or before December 31, 2015.
Cole Credit Property Trust V, Inc. (Cole Credit Property Trust V)
Cole Credit Property Trust V’s board of directors began authorizing distributions in March 2014, after the company commenced business operations. Cole Credit Property Trust V has paid and will pay a 6.30% annualized distribution rate based on a purchase price of $25.00 per share for the period commencing on March 18, 2014 through June 30, 2016, or an annualized distribution rate of 6.56% based on the Cole Credit Property Trust V board of directors’ April 8, 2016 estimate of the value of its shares of $24.00 per share as of February 29, 2016. As of December 31, 2015, Cole Credit Property Trust V had paid approximately $14.9 million in cumulative distributions since inception. The distributions were funded by net cash provided by operating activities of approximately $2.8 million (18.8%) and offering proceeds of approximately $12.1 million (81.2%). As of December 31, 2015, Cole Credit Property Trust V had expensed approximately $15.0 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Credit Property Trust V treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions includes the amount by which real estate acquisition-related expenses reduced net cash provided by operating activities.
Pursuant to Cole Credit Property Trust V’s share redemption program, Cole Credit Property Trust V may redeem up to 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemption is being paid. Additionally, funding for the redemption of shares is limited to the net proceeds received from the sale of shares under the distribution reinvestment plan. As of December 31, 2015, Cole Credit Property Trust V had redeemed approximately 37,000 shares under the share redemption program for $895,000 pursuant to redemption requests received on or before December 31, 2015.
Suspension of Selling Agreements
As discussed in the “An inability to restore or enter into selling agreements with key broker-dealers would impact our ability to raise capital in the near term” risk factor included in the “Risk Factors” section of this prospectus, on October 29, 2014, VEREIT announced that, as a result of preliminary findings of an independent investigation being conducted by its audit committee, certain of VEREIT’s financial statements should no longer be relied upon. Subsequently, the dealer manager of the offerings by Cole Office and Industrial REIT, Cole Income NAV Strategy and Cole Credit Property Trust V was advised by several of the broker-dealers participating in those offerings that they would suspend their selling dealer agreements with the dealer manager, and by certain prospective broker-dealers that, for a period of time, they would suspend their initial review of those offerings prior to entering into a selling dealer agreement with the dealer manager.
While VEREIT’s audit committee conducted an investigation with the assistance of independent advisors and such investigation did not identify any changes to the financial statements or operations of the Cole Capital sponsored non-listed REITs, and while VEREIT’s management has concluded that all of the material weaknesses disclosed in VEREIT’s annual report for the fiscal year ended December 31, 2014 have been fully remediated, the suspension of selling agreements by broker-dealers participating in the offerings by Cole Office and Industrial REIT, Cole Income NAV Strategy and Cole Credit Property Trust V has had a negative impact on the ability of those programs to raise additional capital. If those programs are not able to raise a substantial amount of capital, they may have difficulty meeting their investment objectives, may be unable to reduce their current leverage profile or obtain future financing and may have difficulty paying regular distributions from cash flow from operations to investors.

APPENDIX A
PRIOR PERFORMANCE TABLES

The prior performance tables that follow present certain information regarding certain public real estate programs previously sponsored by entities affiliated with our sponsor, Cole Capital, including this program. The Company has presented all programs subject to public reporting requirements (“Public Real Estate Programs”) that have similar investment objectives to this offering. In determining which Public Real Estate Programs have similar investment objectives to this offering, the Company considered factors such as the type of real estate acquired by the program, the extent to which the program was designed to provide current income through the payment of cash distributions or to protect and preserve capital contributions, and the extent to which the program seeks to increase the value of the investments made in the program. The information in this section should be read together with the summary information in this prospectus under “Prior Performance Summary.”

These tables contain information that may aid a potential investor in evaluating the program presented. However, the purchase of our shares will not create any ownership interest in the programs included in these tables.

The following tables are included in this section:

•	Table I — Experience in Raising and Investing Funds;

•	Table III — Annual Operating Results of Prior Real Estate Programs;

•	Table IV — Results of Completed Programs; and

•	Table V — Sales or Disposals of Properties.

The information that would be included in Table II (Compensation to Sponsor) related to the compensation paid to sponsor has been included in Table IV. A separate Table II has not been provided.

Past performance is not necessarily indicative of future results.

TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS (UNAUDITED)

This table provides a summary of the experience of the sponsors of the three most recent Public Real Estate Programs for which offerings have been closed since January 1, 2013. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth below is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties.

	Cole Real Estate Investments, Inc. (1)	Cole Corporate Income Trust, Inc. (2)	Cole Credit Property Trust IV, Inc. (3)
Dollar amount offered	$5,940,000,000	$3,070,000,000	$3,222,250,000
Dollar amount raised	$5,043,960,197	$1,974,554,386	$3,160,049,064
Length of offering (in months)	57 months	39 months	Ongoing
Months to invest 90% of amount available for investment	23	35	35
_______________________________________________

(1)
These figures are presented as of June 20, 2013, which was the date of the listing of Cole Real Estate Investments, Inc. (formerly known as Cole Credit Property Trust III, Inc.) on the New York Stock Exchange (the “Listing”), and include Cole Real Estate Investments, Inc.’s initial public, follow-on public and distribution reinvestment plan offerings. Cole Real Estate Investments, Inc. began its initial public offering on October 1, 2008 and closed its initial public offering on October 1, 2010. The total dollar amount registered in the initial public offering was $2.49 billion. The total dollar amount raised in the initial public offering was $2.2 billion. Cole Real Estate Investments, Inc. began its follow-on public offering after the termination of its initial public offering on October 1, 2010 and closed its follow-on public offering on April 27, 2012. The total dollar amount registered in the follow-on public offering was $2.7 billion. The total dollar amount raised in the follow-on public offering was $2.6 billion. It took Cole Real Estate Investments, Inc. 23 months to invest 90% of the amount available for investment from its initial and follow-on public offerings. Cole Real Estate Investments, Inc. registered additional shares of common stock under a distribution reinvestment plan offering, which was filed with the SEC on March 14, 2012 and automatically became effective with the SEC upon filing. The total dollar amount registered and available to be offered in the distribution reinvestment plan offering was $712.5 million. On June 17, 2013, the board of directors of Cole Real Estate Investments, Inc. voted to terminate the distribution reinvestment plan effective as of June 20, 2013. Prior to the termination date, the total dollar amount raised in the distribution reinvestment plan offering was $192.4 million.

(2)
These figures are presented as of January 29, 2015, the date Cole Corporate Income Trust, Inc. merged with and into SIR Merger Sub (the “CCIT Merger”), and include Cole Corporate Income Trust’s initial public and distribution reinvestment plan offerings. Cole Corporate Income Trust, Inc. began its initial public offering on February 10, 2011 and closed its initial public offering on November 21, 2013. The total dollar amount registered and available to be offered in the initial public offering was $2.975 billion. The total dollar amount raised in the initial public offering was $1.9 billion. It took Cole Corporate Income Trust, Inc. 35 months to invest 90% of the amount available for investment from its initial offering. Cole Corporate Income Trust, Inc. registered additional shares of common stock under a distribution reinvestment plan offering, which was filed with the SEC on September 26, 2013 and automatically became effective with the SEC upon filing. The total dollar amount registered and available to be offered in the distribution reinvestment plan offering was $95.0 million. On August 20, 2014, the board of directors of Cole Corporate Income Trust, Inc. voted to terminate the distribution reinvestment plan effective as of September 30, 2014. Prior to the termination date, the total dollar amount raised in the distribution reinvestment plan offering was $57.1 million.

(3)
These figures are presented as of December 31, 2015. Cole Credit Property Trust IV, Inc. began its initial public offering on January 26, 2012 and closed its initial public offering on April 4, 2014. The total dollar amount registered and available to be offered in the initial public offering was $2.975 billion. The total dollar amount raised in the initial public offering was $3.0 billion. It took Cole Credit Property Trust IV, Inc. 35 months to invest 90% of the amount available for investment from its initial offering. Cole Credit Property Trust IV, Inc. registered additional shares of common stock under a distribution reinvestment plan offering, which was filed with the SEC on December 19, 2013 and automatically became effective with the SEC upon filing. Cole Credit Property Trust IV, Inc. will continue to issue shares of common stock under the distribution reinvestment plan offering. The total initial dollar amount registered and available to be offered in the distribution reinvestment plan offering was $247.0 million. The total dollar amount raised in the distribution reinvestment plan offering was $195.7 million as of December 31, 2015.

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)

The following sets forth the operating results of Public Real Estate Programs sponsored by the sponsor of our program, the offerings of which have been closed since January 1, 2011. The information relates only to public programs with investment objectives similar to this program. All figures are as of December 31 of the year indicated, unless otherwise noted.

	Cole Corporate Income Trust, Inc. (in thousands, except information on total distributions paid and per share amounts)
	2011	2012	2013	2014 (4)
Balance Sheet Data
Total assets	$37,473	$311,292	$2,445,677	$2,678,041
Total liabilities	$26,494	$171,908	$823,820	$1,103,921
Redeemable common stock and noncontrolling interest	$132	$2,105	$33,272	$3,399
Stockholders’ equity	$10,847	$137,279	$1,588,585	$1,570,721
Operating Data
Total revenues	$1,843	$7,472	$87,059	$228,096
Total expenses	$2,202	$11,430	$115,475	$161,087
Operating loss (income)	$(359)	$(3,958)	$(28,416)	$67,009
Interest expense	$791	$1,394	$13,028	$28,476
Net (loss) income attributable to non-controlling interest	$(1,143)	$(5,301)	$(40,887)	$38,421
Cash Flow Data
Cash flows provided by (used in) operating activities	$433	$(2,171)	$1,072	$105,171
Cash flows used in investing activities	$(33,230)	$(259,738)	$(2,047,275)	$(319,292)
Cash flows provided by financing activities	$34,478	$272,216	$2,098,088	$180,799
Distribution Data
Total distributions	$214	$3,942	$49,840	$127,400
Distribution Data Per $1,000 Invested
Total distributions paid	$33.12	$65.00	$65.00	$65.00
Sources of distributions paid:
Net cash provided by operating activities (1)	$33.12	$3.59	$1.40	$53.66
Proceeds from the issuance of common stock (2)	$—	$61.41	$63.60	$3.86
Net borrowings	$—	$—	$—	$7.48
Estimated value per share (3)	N/A	N/A	N/A	N/A

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)

	Cole Credit Property Trust II, Inc. (in thousands, except information on total distributions paid and per share amounts)
	2011	2012	Period from January 1, 2013 to June 30, 2013 (5)
Balance Sheet Data
Total assets	$3,430,322	$3,289,536	$3,212,727
Total liabilities	$1,944,127	$1,922,109	$1,901,642
Redeemable common stock	$14,482	$121	$—
Stockholders’ equity	$1,471,713	$1,367,306	$1,311,085
Operating Data
Total revenues	$279,345	$282,852	$142,886
Total expenses	$135,919	$149,939	$40,188
Operating income	$140,405	$132,680	$58,781
Interest expense	$108,186	$107,963	$52,133
Net income	$53,809	$25,397	$6,971
Cash Flow Data
Cash flows provided by operating activities	$114,449	$118,371	$49,170
Cash flows used in (provided by) investing activities	$(18,328)	$11,205	$14,476
Cash flows used in financing activities	$(88,707)	$(161,397)	$(68,843)
Distribution Data
Total distributions	$131,003	$131,378	$65,027
Distribution Data Per $1,000 Invested
Total distributions paid	$62.50	$62.50	$31.25
Sources of distributions paid:
Net cash provided by operating activities (1)	$54.60	$56.31	$23.63
Proceeds from the issuance of common stock (2)	$1.44	$0.11	$—
Net sale proceeds (6)	$5.34	$4.36	$1.95
Principal repayments (7)	$—	$1.72	$5.67
Return of capital from unconsolidated joint ventures	$1.12	$—	$—
Estimated value per share (3)	$9.35	$9.35	$ 9.45 (8)

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)

	Cole Real Estate Investments, Inc. (in thousands, except information on total distributions paid and per share amounts)
	2011	2012	Period from January 1, 2013 to June 30, 2013 (9)
Balance Sheet Data
Total assets	$5,697,568	$7,453,725	$7,913,173
Total liabilities	$2,579,204	$3,536,315	$3,967,089
Redeemable common stock and noncontrolling interest	$135,376	$238,385	$16,718
Stockholders’ equity	$2,982,988	$3,679,025	$3,929,366
Operating Data
Total revenues	$323,980	$542,942	$410,517
Total expenses	$215,113	$334,058	$274,671
Operating income	$108,867	$208,884	$135,846
Interest expense	$78,968	$140,113	$88,007
Income from continuing operations	$31,718	$87,855	$49,504
Net income attributable to the company	$45,296	$203,338	$69,134
Cash Flow Data
Net cash provided by operating activities	$145,681	$242,464	$146,762
Net cash used in investing activities	$(2,350,677)	$(1,708,688)	$(220,304)
Net cash provided by financing activities	$2,311,407	$1,442,375	$48,512
Distribution Data
Total distributions	$194,877	$295,653	$160,685
Distribution Data Per $1,000 Invested
Total distributions paid	$65.00	$65.00	$68.71
Sources of distributions paid:
Net cash provided by operating activities (1)	$48.59	$53.31	$62.76
Proceeds from the issuance of common stock (2)	$16.03	$10.57	$—
Distributions received in excess of income from unconsolidated joint ventures	$0.38	$1.12	$1.03
Net borrowings	$—	$—	$4.92
Estimated value per share (3)	N/A	N/A	11.05 (10)

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)

	Cole Credit Property Trust IV, Inc. (in thousands, except information on total distributions paid and per share amounts)
	2011	2012	2013	2014	2015
Balance Sheet Data (11)
Total assets	$200	$540,578	$2,544,324	$4,031,468	$4,582,199
Total liabilities	$—	$293,099	$775,868	$1,583,090	$2,195,084
Redeemable common stock and noncontrolling interest	$—	$1,964	$26,484	$121,972	$190,561
Stockholders’ equity	$200	$245,515	$1,741,972	$2,326,406	$2,196,554
Operating Data
Total revenues	$—	$7,837	$102,557	$256,282	$367,731
Total expenses	$—	$19,853	$113,253	$210,852	$243,531
Operating (loss) income	$—	$(12,016)	$(10,696)	$45,430	$124,200
Interest expense and other, net	$—	$1,728	$22,184	$34,260	$59,307
Net (loss) income attributable to the Company	$—	$(13,744)	$(32,880)	$11,190	$64,771
Cash Flow Data
Cash flows (used in) provided by operating activities	$—	$(8,717)	$7,570	$89,086	$182,900
Cash flows used in investing activities	$—	$(511,223)	$(1,702,957)	$(1,740,355)	$(676,738)
Cash flows provided by financing activities	$—	$533,635	$1,982,066	$1,405,982	$464,867
Distribution Data
Total distributions	$—	$3,925	$47,470	$177,017	$192,931
Distribution Data Per $1,000 Invested
Total distributions paid	$—	$62.50	$62.50	$62.50	$64.40
Sources of distributions paid:
Net cash provided by operating activities (1)	$—	$—	$9.97	$31.45	$61.18
Proceeds from the issuance of common stock (2)	$—	$62.50	$52.53	$31.05	$—
Net borrowings	$—	$—	$—	$—	$3.22
Estimated value per share (3)	N/A	N/A	N/A	N/A	$ 9.70 (12)
_______________________________________________

(1)	Includes cash flows in excess of distributions from prior periods.

(2)
Net cash provided by operating activities reflects a reduction for real estate acquisition related expenses. Real estate acquisition related expenses are treated as funded by proceeds from the offering, including proceeds from the distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions includes the amount by which real estate acquisition related expenses reduced net cash provided by operating activities.

(3)	N/A indicates there is no public trading market for the shares during the period indicated or estimated value per share as determined by the respective company’s board of directors.

(4)
The CCIT Merger with and into SIR Merger Sub was completed on January 29, 2015. Financial data is presented for Cole Corporate Income Trust, Inc. through December 31, 2014, the most recent reporting date prior to the completion of the merger.

(5)
The merger of Cole Credit Property Trust II, Inc. with Spirit Realty Capital, Inc. (the “Spirit Merger”) was completed on July 17, 2013. Financial data is presented for Cole Credit Property Trust II, Inc. from January 1, 2013 to June 30, 2013, the most recent reporting date prior to the completion of the Spirit Merger.

(6)
Net sale proceeds include proceeds in excess of Cole Credit Property Trust II, Inc.’s investment in marketable securities, proceeds from the sale of an unconsolidated joint venture, and proceeds from the sale of real estate and condemnations.

(7)	Principal repayments include repayments from mortgage notes receivable and real estate under direct financing leases.

(8)
Estimated share value of $9.45 was approved by Cole Credit Property Trust II, Inc.’s board of directors on January 23, 2013, and represents the then-most recent estimated share value as of June 30, 2013.

Past performance is not necessarily indicative of future results.

TABLE III
ANNUAL OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS (UNAUDITED)

(9)
On April 5, 2013, Cole Credit Property Trust III, Inc. completed a transaction whereby Cole Holdings Corporation merged with and into CREInvestments, LLC, a wholly owned subsidiary of Cole Credit Property Trust III, Inc. (the “Cole Holdings Merger”). Cole Credit Property Trust III, Inc. changed its name to Cole Real Estate Investments, Inc. and its shares of common stock were listed on the New York Stock Exchange on June 20, 2013. Financial data for 2013 is presented for Cole Real Estate Investments, Inc. as of June 30, 2013.

(10)
During the period indicated, Cole Real Estate Investments, Inc. was traded on the New York Stock Exchange from June 20, 2013 through June 30, 2013, which represented seven business days trading activity. The estimated value per share was calculated as the average of the daily closing price per share for those seven trading days. No estimated value per share had been disclosed to stockholders of Cole Real Estate Investments, Inc. prior to the listing of the company’s shares of common stock on the New York Stock Exchange.

(11)	Certain Cole Credit Property Trust IV, Inc. prior period balances have been reclassified to conform to the current period presentation.

(12)
Estimated share value of $9.70 as of August 31, 2015 was approved by Cole Credit Property Trust IV, Inc.’s board of directors on September 27, 2015, and represents the most recent estimated share value.

Past performance is not necessarily indicative of future results.

TABLE IV
RESULTS OF COMPLETED PROGRAMS (UNAUDITED)

This table provides summary information on the results of completed Public Real Estate Programs sponsored by the sponsor of our program since January 1, 2006, which have similar objectives to those of this program.

	Cole Real Estate Investments, Inc.	Cole Credit Property Trust II, Inc.	Cole Credit Property Trust, Inc.	Cole Corporate Income Trust, Inc.
Date closed	June 20, 2013	July 17, 2013	May 16, 2014	January 29, 2015
Duration in months	57 months	97 months	119 months	39 months
Aggregate dollar amount raised	$5,043,960,197	$2,266,234,296	$100,331,320	$1,974,422,477
Annualized return on investment (1)	7.2%	3.4%	2.8%	2.9%
Total annualized return (2)	9.9%	5.6%	2.7%	6.5%
Median annual leverage	37.2%	51.5%	62.7%	45.1%
Compensation Data:
Amount paid to sponsor: (3)
Selling commissions and dealer manager fees reallowed	$67,053,734	$25,741,562	$1,920,310	$149,416,997
Acquisition and advisory fees and expenses	157,619,281	70,450,127	4,498,734	82,694,577
Asset management fees and expenses	70,618,980	48,500,845	1,985,733	—
Property management and leasing fees and expenses	27,305,313	31,730,864	3,965,444	—
Operating expenses	22,139,113	13,455,324	—	3,888,774
Other (4)	99,745,877	41,407,253	—	28,760,596
Total	$444,482,298	$231,285,975	$12,370,221	$264,760,944
_______________________________________________

(1)
Calculated as (i) the difference between the aggregate amounts distributed to investors and invested by investors, divided by (ii) the aggregate amount invested by investors multiplied by the number of years from the registrant’s initial receipt of offering proceeds from a third party investor to the liquidity event.

(2)
The total annualized return calculation assumes the investment was made as of the program’s break of escrow at the gross offering price of $10.00 per share, was held through the date of the liquidity event and that distributions were paid monthly in cash.

(3)
The Cole Holdings Merger was completed on April 5, 2013, the Spirit Merger was completed on July 17, 2013, Cole Credit Property Trust I merged with VEREIT (the “CCPT Merger”) on May 19, 2014 and the CCIT Merger was completed on January 29, 2015. No consideration was paid to the sponsor in connection with the Spirit Merger or the CCPT Merger. The consideration paid to the sponsor in connection with the Cole Holdings Merger and CCIT Merger are not included in this table. Investors should see the “Prior Performance Summary — Liquidity Track Record — Prior Public Programs” section of the prospectus for a description of the compensation that was and may be paid to the sponsor in connection with the Cole Holdings Merger.

(4)	Amounts herein include construction management fees, other offering costs, real estate commissions and finance coordination fees, as applicable.

Past performance is not necessarily indicative of future results.

TABLE V
SALES OR DISPOSALS OF PROPERTIES (UNAUDITED)

This table provides summary information on the results of sales or disposals of properties since January 1, 2013 by Public Real Estate Programs having similar investment objectives to those of this program. All amounts are through December 31, 2015.

			Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Properties, Including Closing and Soft Costs
Property (1)	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total (2)	Original Mortgage Financing	Total Acquisition Cost, Capital, Improvements, Closing and Soft Costs (3)	Total	Deficiency of Property Operating Cash Receipts Over Cash Expenditures
Cole Credit Property Trust IV, Inc.
Land Parcel Riverdale, UT	2/14	10/14	$1,758,629	$—	$—	$—	$1,758,629	$—	$1,937,484	$1,937,484	(4)
Land Parcel Hagerstown, MD	9/14	10/15	977,760	—	—	—	977,760	—	1,085,878	1,085,878	(4)
Total Cole Credit Property Trust IV, Inc.			$2,736,389	$—	$—	$—	$2,736,389	$—	$3,023,362	$3,023,362	(4)

Cole Real Estate Income Strategy (Daily NAV), Inc.
The Parke - San Antonio, TX	12/11	4/15	$11,029,904	$(7,553,838)	$—	$—	$3,476,066	$—	$7,567,638	$7,567,638	$1,859,346
Cole HC Baton Rouge, LA	1/13	4/15	966,670	(697,983)	—	—	268,687	—	898,773	898,773	152,243
Cole TS Lockhart, TX	12/11	4/15	3,537,187	(2,328,336)	—	—	1,208,851	—	2,955,588	2,955,588	753,281
Cole HC Baton Rouge, LA	1/13	5/15	1,796,007	(1,317,106)	—	—	478,901	—	1,804,017	1,804,017	294,122
Cole TS Brunswick, GA	12/11	7/15	3,965,377	—	—	—	3,965,377	—	3,420,137	3,420,137	937,042
Total Cole Real Estate Income Strategy (Daily NAV), Inc.			$21,295,145	$(11,897,263)	$—	$—	$9,397,882	$—	$16,646,153	$16,646,153	$3,996,034
_______________________________________________

(1)
Cole Credit Property Trust II, Inc. and Cole Credit Property Trust III, Inc. sold all of their properties during 2013 in connection with the Spirit Merger and the Listing, respectively, and were therefore included in Table IV. Cole Credit Property Trust, Inc. sold all of its properties during 2014 in connection with the CCPT Merger, and was therefore included in Table IV.

(2)
Amount not reported for tax purposes on the installment basis. Cole Credit Property Trust IV, Inc. recorded a taxable loss of $203,000 related to the Riverdale, UT property sale and recorded a taxable loss of $137,000 related to the Hagerstown, MD property sale, both of which were capital losses. Cole Income NAV Strategy recorded a taxable gain of $4.6 million related to the five properties disposed of during the year ended December 31, 2015.

(3)	The amount shown does not include a pro rata share of the original offering costs. There was no carried interest received in lieu of commissions in connection with the acquisition of the property.

(4)	Operating cash receipts and cash expenditures at the property are not related to the land parcel that was disposed of and are therefore not included.

Past performance is not necessarily indicative of future results.

INAV-SUP-8G